November 19, 2014

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara Ransom

Assistant Director

Re:                             File No. 333-196155

CVSL Inc.

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CVSL Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-196155) as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on November 20, 2014, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Leslie Marlow, Esq. and Hank Gracin, Esq. of Gracin & Marlow, LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Marlow at (516) 496-2223 or, in her absence, Mr. Gracin at (561) 243-1363.

CVSL INC.

By:	/s/ John P. Rochon
John P. Rochon
Chief Executive Officer

2400 North Dallas Parkway, Suite 230	Hertensteinstrasse 51
Plano, TX 75093	6004 Luzern, Switzerland
(972) 398-7120	41 (0) 41 562 5870